EXHIBIT 1.2
                                                                    -----------

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This joint announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the the Possible MGO Offers or otherwise. This announcement also does not constitute a
Solicitation/Recommendation Statement under the rules and regulations of the SEC. In the event that such an offer is "commenced" within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Offeror will file a Tender Offer Statement on Schedule TO (the "Schedule TO") with the SEC. In addition, following any commencement of an offer, AsiaSat is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). In the event an offer is commenced, persons that hold AsiaSat shares in the United States or American Depositary Receipts wherever located are urged to read carefully, when they may become available, any Schedule TO filed by any the Offeror and any Schedule 14D-9 filed by AsiaSat, including any other documents filed therewith and any amendments or supplements thereto because these documents will contain important information relating to the offer. Once filed, you will be able to obtain a free copy of the documents noted above and other documents filed by the Offeror or AsiaSat with the SEC at the SEC's web site at www.sec.gov, as well as on AsiaSat's website at www.asiasat.com.

Statements in this joint announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. The Reform Act provides a "safe harbour" for certain forward-looking statements so long as this information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. When used in this press release, the words "estimate", "plan", "project", "anticipate", "expect", "intend", "outlook", and other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are more specifically set forth in AsiaSat's Annual Report on Form 20-F for the year ended 31 December 2005 on file with the SEC. These risks and uncertainties include but are not limited to (1) risks associated with technology, including delayed launches, launch failures and in-orbit failures, (2) regulatory risks, and (3) litigation and market risks. The foregoing list of important factors is not exclusive. Furthermore, AsiaSat operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond AsiaSat's control.

To the extent permissible under applicable law or regulation, and in accordance with normal market practice in Hong Kong, the Offeror, its respective affiliates and brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, directly or indirectly, AsiaSat shares or any securities that are immediately convertible into, exchangeable for, or exercisable for, AsiaSat shares, other than pursuant to an offer, before, during or after the period in which an offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by law or regulation in Hong Kong and other relevant jurisdictions. This information will be disclosed in the United States through amendments to the Schedule 13E-3 on file with the SEC, and available for free at the SEC's website at www.sec.gov, to the extent that such information is made public in Hong Kong pursuant to the Takeovers Code or the Listing Rules. The Offeror and its respective affiliates and agents will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the Exchange Act granted by the SEC on 2 March 2007.

To the extent the offers referred to in this announcement are being made into the United States, they are being made directly by the Offeror. References in this announcement to offers being made by Morgan Stanley on behalf of the Offeror should be construed accordingly.

                                                      [GRAPHIC OMITTED]
                                                   [ASIASAT COMPANY LOGO]

                                             ASIA SATELLITE TELECOMMUNICATIONS
      ASIACO ACQUISITION LTD.                        HOLDINGS LIMITED
(formerly named Modernday Limited)              [CHINESE CHARACTERS OMITTED]
(Incorporated in the British Virgin            (Incorporated in Bermuda with
Islands with limited liability with                   limited liability)
    registered number 1373477)                       (Stock code: 1135)


                              JOINT ANNOUNCEMENT

                           PROPOSED PRIVATISATION OF
              ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          BY ASIACO ACQUISITION LTD.
                       BY WAY OF A SCHEME OF ARRANGEMENT
               UNDER SECTION 99 OF THE COMPANIES ACT OF BERMUDA

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

                               COURT MEETING AND
                SPECIAL GENERAL MEETING ADJOURNED INDEFINITELY
                                      AND
                             RESUMPTION OF TRADING
                                      AND
                           MANDATORY GENERAL OFFERS

                  Financial Adviser to AsiaCo Acquisition Ltd.

                                MORGAN STANLEY

      Independent Financial Adviser to the Independent Board Committee of
               Asia Satellite Telecommunications Holdings Limited
                      CLSA Equity Capital Markets Limited
                              ------------------
                                     CLSA
                              ASIA PAC C MARKETS
                              ------------------

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THE COURT MEETING AND THE SPECIAL GENERAL MEETING WERE ADJOURNED INDEFINITELY

Resolutions were passed at the Court Meeting and the Special General Meeting to adjourn the Meetings indefinitely. The Proposals will not be implemented, and accordingly the mandatory general offers will proceed and the Formal MGO Documentation will be despatched to AsiaSat Shareholders, ADS Holders and Optionholders in due course.

RESUMPTION OF TRADING

At the request of AsiaSat, trading in AsiaSat Shares on the Stock Exchange was suspended with effect from 11:56 a.m. on Monday, 23 April 2007 (Hong Kong time) and trading in the ADSs on the NYSE was suspended on Monday, 23 April 2007 (New York time) pending the release of an announcement relating to price sensitive information. An application has been submitted to the Stock Exchange requesting the resumption of trading in AsiaSat Shares with effect from 9:30 a.m. on Wednesday, 25 April 2007 (Hong Kong time) and trading in the ADSs will resume with effect from commencement of the NYSE trading day on Wednesday, 25 April 2007 (New York time).
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INTRODUCTION

This announcement is made further to the scheme document jointly issued by the Offeror and AsiaSat to the Scheme Shareholders and Optionholders on 19 March 2007 in relation to the proposed privatisation of AsiaSat by way of a scheme of arrangement under Section 99 of the Companies Act (the "SCHEME DOCUMENT"), and to the joint announcement made by the Offeror and AsiaSat dated 23 April 2007 relating to the invoking of the Authorisation Condition and Further Authorisation Condition. Terms defined in the Scheme Document have the same meanings when used in this announcement.

THE COURT MEETING AND SPECIAL GENERAL MEETING ADJOURNED INDEFINITELY

The Court Meeting The Court Meeting was held at 10:00 a.m. on Tuesday, 24 April 2007 (Hong Kong time) at 17/F The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong. A resolution was put to the Court Meeting that such meeting be adjourned indefinitely.

Of 13 Scheme Shareholders present and voting at the Court Meeting, 13 voted for
the  resolution  to  adjourn  the  Court  Meeting  indefinitely,   representing
41,212,250 AsiaSat Shares (100%), and none voted against the resolution (0%).

The resolution to adjourn the Court Meeting indefinitely was duly passed by poll.

Notes:  (1)   The total number of AsiaSat Shares entitling the holder to attend and vote for or  against  the  resolution  at the Court  Meeting:
              121,434,000; and

        (2) The total number of AsiaSat Shares entitling the holder to attend and vote only against the resolution at the Court Meeting: Nil.

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

THE SPECIAL GENERAL MEETING

The Special General Meeting was held at 10:30 a.m. on Tuesday, 24 April 2007 (Hong Kong time) at 17/F The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong. A resolution was put to the Special General Meeting that such meeting be adjourned indefinitely.

Of 13 AsiaSat Shareholders present and voting at the Special General Meeting, 13 voted for the resolution to adjourn the Special General Meeting indefinitely, representing 41,212,250 AsiaSat Shares (100%), and none voted against the resolution (0%).

The resolution to adjourn the Special General Meeting indefinitely was duly passed by poll.

Notes:  (1)   The total number of AsiaSat Shares entitling the holder to attend and vote for or against the  resolution  at the  Special  General
              Meeting: 390,339,000; and

        (2) The total number of AsiaSat Shares entitling the holder to attend and vote only against the resolution at the Special General
              Meeting: Nil.

Computershare Hong Kong Investor Services Limited, the branch share registrars of AsiaSat in Hong Kong, was appointed to act as the scrutineer and to take charge of the vote-taking procedures at both the Court Meeting and the Special General Meeting.

EFFECT ON THE PROPOSALS AND THE MANDATORY GENERAL OFFERS

The Proposals will not be implemented, and accordingly the mandatory general offers will proceed and the Formal MGO Documentation will be despatched to AsiaSat Shareholders, ADS Holders and Optionholders in due course.

SUSPENSION AND RESUMPTION OF TRADING OF ASIASAT SHARES

At the request of AsiaSat, trading in AsiaSat Shares on the Stock Exchange was suspended with effect from 11:56 a.m. on Monday, 23 April 2007 (Hong Kong time) and trading in the ADSs on the NYSE was suspended on Monday, 23 April 2007 (New York time) pending the release of an announcement relating to price sensitive information. An application has been submitted to the Stock Exchange requesting the resumption of trading in AsiaSat Shares with effect from 9:30 a.m. on Wednesday, 25 April 2007 (Hong Kong time) and trading in the ADSs will resume with effect from commencement of the NYSE trading day on Wednesday, 25 April 2007 (New York time).

AS THE PROPOSALS WILL NOT BE IMPLEMENTED, THE MANDATORY GENERAL OFFERS WILL PROCEED. ASIASAT SHAREHOLDERS, ADS HOLDERS, OPTIONHOLDERS AND POTENTIAL INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN ASIASAT SHARES, ADSS AND OPTIONS.

By order of the board of directors                  By order of the Board
    ASIACO ACQUISITION LIMITED           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
 Mi Zeng Xin and Ronald J. Herman, Jr.                Peter Jackson
             Directors                            Chief Executive Officer

Hong Kong, 24 April 2007

As at the date of this announcement, the board of directors of the Offeror comprises Mi Zeng Xin, Ronald J. Herman, Jr., Ju Wei Min, Ko Fai Wong, Nancy Ku and Mark Chen.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the AsiaSat Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the AsiaSat Group) have been arrived at after due and careful consideration and there are no facts (other than those relating to the AsiaSat Group) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the AsiaSat Board comprises Peter Jackson and William Wade as executive directors, Mi Zeng Xin, Ding Yu Cheng, Ronald J. Herman, Jr., John F. Connelly, Mark Chen, Nancy Ku, Ju Wei Min and Ko Fai Wong as non-executive directors, and Chen Kwan Yiu Edward, Sze Tsai To Robert and James Watkins as independent non-executive directors.

The directors of AsiaSat jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (in relation to the information relating to the AsiaSat Group only) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (in relation to the information relating to the AsiaSat Group only) have been arrived at after due and careful consideration and there are no facts (in relation to the information relating to the AsiaSat Group only) not contained in this announcement, the omission of which would make any statements in this announcement misleading.


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